December 5, 2006	Symbol - TSX & AIM: KGI

Second Quarter Results;
Six Month Update of Reserves and Resources on New Discoveries

Kirkland Lake Gold Inc. (the "Company") announces the financial, operational and exploration results for its second quarter of its 2007 fiscal year, which started August 1, 2006 and ended October 31, 2006.

Overview

•
During the quarter, operations processed 39,462 tons of ore grading 0.348 ounces of gold per ton (“opt”) for a total production of 13,344 ounces of gold versus a forecast of 16,500 ounces. Operating revenue for the quarter based on ounces produced was $9,398,000 and operating costs were $8,354,000. In the quarter, the Company spent $1,163,000 on exploration which was expensed and is included in the loss of $1,753,621 for the quarter ($0.03 per share)

•
The Company commenced its drilling program from the 5300-level drift on the new, high grade discoveries to the south in July and, as at the end of October, was successful in increasing reserves and indicated resources in this new ore system by 113% (144,000 ounces to 306,000 ounces) since the end of April 2006. In the same period inferred resources in this new ore system increased from 267,000 ounces to 402,000 ounces, an increase of 51% from the end of the last fiscal year end.

RESERVES & RESOURCES IN NEW ORE SYSTEM (CUT TO 3.50 opt)

	As at April 30, 2006			As at October 31, 2006%
	Tons	Grade	Ounces	Tons	Grade	Ounces	Change
Reserves:
Proven	-	-	-	1,200.84		1,000	113%
Probable	246,000	0.56	136,000	269,000	0.62	168,000
Resources:
Indicated	22,000	0.39	8,000	184,000	0.74	137,000
Inferred	399,000	0.67	267,000	563,000	0.71	402,000	51%

“Now that we have drifted into these new zones not only are we able to drill shorter holes and add ounces to resources and reserves faster, but we are discovering many more mineralized zones than we anticipated,” said Brian Hinchcliffe, Company President. “Moreover, these updates are calculated cutting all values above 3.5 ounces of gold. If not cut, the reserves and resources in the new ore system alone would be 585,000 ounces and the inferred resources would be 726,000 ounces grading, on average, greater than 1 ounce of gold per ton.”

•
Drill costs per ounce found was $3.28/ounce (2006: $5.34/ounce). The lower figure is due to the 5300 level cross-cut to the south that enabled the Company to replace 2,500 foot drill holes taking one month to drill with 400 foot drill holes taking only two days to drill.

•
This quarter saw the discovery of the new White Zone which is located between the Lower D North and the New South Zones, and returned intersections such as 9.60 opt (uncut, or 1.81 opt cut) over a core length of 10.7 feet and 11.65 opt (uncut, or 3.24 opt cut) over a core length of 9.0 feet.

•	Gold revenues were 57% higher at $9,397,693 (2006: $5,985,574), of which 27% was from an increase in realized gold price and 30% from an increase in ounces sold.

•
In the second quarter, 55,370 tons of rock were hoisted from underground operations of which 39,462 tons were milled as ore, producing 13,344 ounces of gold. The balance of the tonnage was development rock or “waste”.

•
Ore grade to the mill was 0.348 ounces of gold per ton (calculated head grade; 2006: 0.339) for the quarter vs. a forecast grade of 0.441. Dilution from various sources was responsible for the lower grade than forecast. As a percentage of mined ore tons, the long-hole mining method contributed 71.9% compared to 35.2% in the two preceding quarters.

•
Remediation of the dilution problem going forward includes a more conservative long hole stope design incorporating smaller hangingwall spans, more substantial long hole drill rods to increase hole accuracy, and utilization of the new communication system to reduce operational delays thereby reducing stope standup time.

•	A new underground communications system, two new scoop trams and two man carriers were purchased during the first six months of the current fiscal year to further improve productivity.

Table of Second Quarter FY- 2007 Results

Financial Highlights All amounts in 000’s of Canadian Dollars, except shares and per share figures	3 months ended October 31 2006	3 months ended October 31 2005	6 months ended October 31 2006	6 months ended October 31 2005
Gold Sales (ounces) Average Price (per ounce)	13,665 $688	11,084 $540	25,796 $690	25,035 $534

Revenue
Operating Costs
Exploration Expenditure
Net (loss)
Per share (basic and diluted)
Cash Flow (used) for operating activities
Cash Flow from financing activities
Cash Flow (used) for investing activities
Net increase (decrease) in cash
Cash at end of period
Total Assets
Total Liabilities
Working Capital
Weighted average number of shares outstanding
	9,398 7,969 1,163 (1,367) (0.03) (4,503) 975 (1,999) (5,527) 16,667 68,497 8,073 15,645 52,952,736	5,986 4,985 648 (901) (0.02) (5,413) 12,891 (3,297) 4,182 8,783 53,297 9,645 6,799 47,675,166	17,915 16,449 3,145 (5,048) (0.10) (4,012) 16,049 (4,782) 7,255 - - - - 52,659,55	13,380 15,445 1,871 (6,303) (0.14) (7,442) 13,948 (6,356) 150 - - - - 46,595,997

Exploration and Ore Reserve Update

During the quarter the 5300-foot level exploration drift advanced 286 feet and two additional drill bays were created to facilitate further drilling on the new discoveries to the south. In the Lower D North Zone, 67 feet of drifting (on strike) was completed and mineralization graded 2.12 ounces of gold per ton (“opt”) (uncut, or 1.35 opt cut) over an average drift width of 6.4 feet.

Drilling continues to intersect significant gold mineralization on all zones to the south of the main workings. Horizontal drill hole 53-471 returned 1.02 opt (uncut, or 0.94 opt cut) over a core length of 30.9 feet and appears to correlate with the New South Zone located 570 feet to the east. Also in the New South Zone, drill hole 50-741 returned 1.55 opt (uncut, or 1.02 opt cut) over a core length of 62.4 feet.

Initial drilling below the 5300-foot exploration drift has returned encouraging mineralization. Drill hole 53-482 returned 24.67 opt over a core length of 2.4 feet on the #7 Break and included 58.80 opt over a core length of 1.0 foot. Further down this hole a new zone, termed the “White Zone” returned 9.60 opt over a core length of 10.7 feet and included 41.08 opt over a core length of 2.1 feet. The White Zone is located between the Lower D North and the New South Zones. The intersection in drill hole 53-482 is located 360 feet southwest and 235 feet below the 5300-foot exploration drift and is the deepest intersection to date on mineralization to the south. Another hole, 50-741 returned 11.65 opt (uncut, or 3.24 opt cut) over a core length of 9.0 feet.

To date, 16 mineralized zones have been identified south of the mine workings, 10 of which are in the area encompassing the New South/LK Zone. The reserves and resources of the New Ore System (to the south of the structure that has produced 24 million ounces of gold to date by various miners over the last 100 years), were initially estimated at the end of fiscal 2006.

An updated estimate for the new ore system reflecting the substantial drilling success over the last six months is shown below:

RESERVES & RESOURCES IN NEW ORE SYSTEM (CUT TO 3.50 opt)

	As at April 30, 2006			As at October 31, 2006%
	Tons	Grade	Ounces	Tons	Grade	Ounces	Change
Reserves:
Proven	-	-	-	1,200.84		1,000	113%
Probable	246,000	0.56	136,000	269,000	0.62	168,000
Resources:
Indicated	22,000	0.39	8,000	184,000	0.74	137,000
Inferred	399,000	0.67	267,000	563,000	0.71	402,000	51%

The reserves and resources estimates above are based on a cut to 3.50 opt (that is, all assays above 3.50 opt are lowered to 3.50 opt). This cut value was calculated using statistics from the historical workings. However, bulk samples will now be taken to determine whether the cut value for the new ore system should be revised upwards since:

•	The New Ore System is different in many ways from the historical mining (for example, sulphide ore vs. quartz-hosted ore).
•	A much higher proportion of the assays in the New Ore System are affected by this cut (for example, 62% of all intersections in the New South Zone).

RESERVES & RESOURCES IN NEW ORE SYSTEM AS AT OCTOBER 31, 2006 (UNCUT):

	Tons	Grade	Ounces
Reserves:
Proven	1,200	0.84	1,000
Probable	269,000	1.02	273,000
Resources:
Indicated	184,000	1.69	311,000
Inferred	563,000	1.29	726,000

The criteria used in preparing the gold resource and reserve estimates above is the same as that used in the gold resource and reserve estimates dated April 30, 2006. For further information, please refer to the Company’s news release dated August 1, 2006.

An exploration drill program was undertaken in fiscal 2006, primarily funded by ‘flow-through’ investments made by Canadian investors which entitle the investors to certain tax write-offs. The Company is required to spend $2.5 million raised in a ‘flow-through’ exploration financing by December 31, 2006. A total of $766,000 was spent on qualifying expenditures for the quarter, and $2,138,000 in total.

Looking forward, the Company plans to focus its exploration efforts on underground drilling delineating the newly discovered zones to the south. This, and the discovery of other mineralized zones, and extensions of those found through this successful exploration, is aimed at increasing the ore resources and reserves of the Company.

The new resource and reserve estimates and the results of the Company’s diamond drilling program disclosed herein have been prepared by, or under the supervision of, and reviewed, verified (including sampling, analytical and test data) and compiled by Michael Sutton P.Geo., the Company’s Chief Geologist (a ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators). See the Company’s news release dated August 1, 2006 for details of Company’s quality assurance program and quality control measures and the gold resource and reserve estimates, plus criteria used as at April 30, 2006.

About the Company

The Company is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties. The Company’s corporate goal is to expand its gold reserves and to become a low cost gold producer.

The Company’s common shares trade on the TSX (Toronto Stock Exchange) and on the AIM (Alternative Investment Market) of the London Stock Exchange.

The Company’s Directors have a range of experience in the natural resource and mining sector that includes, exploration, mining and marketing, as well as experience in the legal and corporate finance areas.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: info@klgold.com E-mail: bhinchcliffe@klgold.com Website- www.klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979
Chelsea Hayes Pelham Public Relations Phone: +44 (0) 20 7743 6675 E-mail: Chelsea.hayes@pelhampr.com